UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)1

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

DAVID E. LAZAR

30B, Tower 200 The Towers

Winston Churchill

San Francisco, Paitilla

Panama City 07196 Panama

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,625,000[1]
	8	SHARED VOTING POWER 1,447,867[2]
	9	SOLE DISPOSITIVE POWER 5,625,000[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,072,867[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.1%[3]
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (a) 25,000 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”), (b) 2,800,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), which are convertible within 60 days, and (c) 2,800,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days (the “Warrants”).
(2)	The Reporting Person has shared voting power over 1,447,867 shares of Common Stock pursuant to the Voting Agreement described in Item 6.
(3)	Consists of (a) 25,000 shares of Common Stock directly beneficially owned by the Reporting Person, (b) 5,600,000 shares of Common Stock owned by the Reporting Person upon conversion of the shares of Series A Preferred Stock or exercise of the Warrants and (c) 1,447,867 shares of Common Stock which the Reporting Person shares voting power over pursuant to the Voting Agreement described in Item 6.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a)-(c) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,409,689 shares of Common Stock outstanding, which is the total of (a) 2,809,689 shares of Common Stock outstanding as of May 20, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2024 and (b) an aggregate of 5,600,000 shares of Common Stock directly beneficially owned by the Reporting Person upon the conversion of the Series A Preferred Stock or exercise of the Warrants.

A.	Reporting Person

(a)	As of the close of business on July 22, 2024, the Reporting Person beneficially owned 7,072,867 Shares.

Percentage: Approximately 84.1%

(b)	1. Sole power to vote or direct vote: 5,625,000
2. Shared power to vote or direct vote: 1,447,867
3. Sole power to dispose or direct the disposition: 5,625,000
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D filed by the Reporting Person on February 29, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 22, 2024, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchaser named therein (the “Purchaser”), pursuant to which the Reporting Person agreed to (1) sell to the Purchaser all of his right and interest in (i) 627,187 shares of Common Stock of the Issuer (the “Sold Common Stock”), (ii) 2,000,000 shares of Series A Preferred Stock of the Issuer (the “Preferred Securities”) and (iii) warrants to purchase up to an additional 2,800,000 shares of Common Stock of the Issuer (the “Warrants”, and together with the Sold Common Stock and the Preferred Securities, as well as any shares of Common Stock of the Issuer into which the Preferred Securities may be converted, the “Securities”) and (2) transfer to the Purchaser all of his right, title and interest in the SPA, pursuant to which the Reporting Person acquired the Securities. The aggregate purchase price paid by the Purchaser under the Purchase Agreement is $5,600,000 (the “Purchase Price”). The Purchase Agreement is subject to the satisfaction of certain closing conditions, including the appointment of certain designees of the Purchaser to the board of directors of the Issuer, and contains customary representations, warranties and agreements of the Reporting Person and the Purchaser, indemnification rights and other obligations of the parties.

On July 22, 2024, the Reporting Person also entered into an Escrow Agreement pursuant to which, among other things, the Purchaser placed into escrow the Purchase Price.

Prior to the closing of the Purchase Agreement, the Reporting Person anticipates receiving 602,187 shares of Common Stock from the Company as compensation for his service as Chief Executive Officer and Chief Financial Officer of the Issuer in lieu of accrued and unpaid salary and fees owed to him.

The foregoing descriptions of the Purchase Agreement and Escrow Agreement do not purport to be complete and are qualified in their entirety by the reference to the Purchase Agreement and Escrow Agreement, which are filed as exhibits to this Amendment No. 2, and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

99.4	Securities Purchase Agreement, dated as of July 22, 2024, by and between David Lazar and Yihucha Technology Co., Ltd.

99.5	Escrow Agreement, dated as of July 22, 2024, by and between David Lazar, Yihucha Technology Co., Ltd., and McMurdo Law Group, LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2024

/s/ DAVID E. LAZAR
DAVID E. LAZAR

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